IHO-Agro International Inc.

3101 Portofino Point, Unit 04

Coconut Creek, FL 33066

June 25, 2015

VIA EDGAR
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attn: Mara L. Ransom

Re	IHO-Agro International Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 4, 2015
File No. 333-203056

Dear Ms. Ransom:

We are in receipt of your comment letter dated May 15, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Plan of Distribution, page 20

1.                        We note that you replaced two paragraphs of disclosure related to Regulation M and to your plan of distribution, which included a statement that the selling stockholders are not broker-dealers or affiliates of broker-dealers, with a paragraph on the fertilization process. Please explain.

RESPONSE: We respectfully submit to the Staff that we replaced the two paragraphs listed above in error. We have updated our disclosure to re-insert the two paragraphs which were included in our initial registration statement and have removed the paragraph regarding the fertilization process.

Financial Statements

2.                     Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to include the financial statements for the period ending March 31, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

3.                     We note your disclosure that you intend to complete a $200,000 private placement in

2015. Please also disclose (i) the type of securities offered, (ii) the anticipated price of those securities, (iii) the exemption from registration you intend to rely on, and (iv) the expected offering completion date.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to state that the Company plans to raise up to $300,000 by selling up to 100 units with each unit consisting of: (a) 10,000 shares of the Company’s common stock, at a par value of $0.0001 per shares, at a price of $0.30 per share; and (b) a warrant to purchase 5,000 shares of the common stock with the warrant having an exercise price of $0.60 per shares with the warrant terminating on the one year anniversary of the first day that the common stock is trades on the OTCQB marketplace at a price of $3,000 per unit. The Units and the shares of common stock underlying the units sold in this offering will be sold in reliance upon an exemption from securities registration afforded by the provisions of Regulation S and Regulation D, as promulgated by the Commission under the 1933 Act. We have further updated our disclosure to state that the offering is not currently opened, thus no closing date can be determined. It is anticipated that the offering will be opened for ninety days.

4.                     You inconsistently reference the amount of proceeds you expect from purchase orders that will ship in 2015 and sales from distribution partners. Here you refer to $150,000 but on pages 12 and in your financial statements on page F-6 you refer to $100,000.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to indicate that we expect to receive $100,000 in net proceeds from purchase orders that will ship in 2015 and sales from distribution partners.

Future Funding Requirements, page 29

5.                     Please tell us why you disclose two different amounts for selling, general and administrative expenses and taxes that you anticipate to incur during the second quarter of 2015, or revise your disclosure.

RESPONSE: We respectfully submit to the Staff that we have deleted the last sentence of the last paragraph where this inconsistency occurred and have listed amounts that we expect to incur during the third quarter 2015.

Transactions with Related Persons, Promoters and Certain Control Persons and Director Independence, page 32

6.                     We note your response to comment 12. In this section please disclose (i) the services provided by Messrs. Hebert and Georgescu and (ii) the fact that the issued shares are the only form of compensation each has received.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to state that Messrs. Hebert and Georgescu provided services including management consulting, sales and marketing efforts, and operational support for the Company, and that the issued shares to each are the only form of compensation they received in exchange for these services.

7.                     We note your response to comment 20. Please also provide the information from Item 404(a) of Regulation S-K, which is required by Item 404(d)(1).

RESPONSE: We respectfully submit to the Staff that this amount was an advance paid for by Mr. Hubert to the Company for legal and other administrative expenses, which was subsequently paid back by the Company on December 1, 2014 as reflected in the updated financials for the period ending March 31, 2015 that is part of our disclosure. There was no written contract between Mr. Hubert and the Company with respect to this advancement. We have updated our disclosure to remove any reference that this advancement is still outstanding and owed to Mr. Hubert.

Exhibits and Financial Statement Schedules, page 35

8.                     You indicate that the consent of MaloneBailey, LLP is filed as an exhibit. We are unable to locate the exhibit. Please file a currently dated consent in accordance with Item 601(b)(23).

RESPONSE: We respectfully submit to the Staff that we have attached as Exhibit 23.1 a currently dated consent of MaloneBailey LLP.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

IHO-Agro International Inc.

By:	/s/ Ioan Hossu
Name:	Ioan Hossu
Title:	Chief Executive Officer and Chairman of the Board